For immediate release
Mittal Steel Discloses Recent Contact with Arcelor

London/Rotterdam, 9 May 2006

In accordance with its regulatory obligations, Mittal Steel Company N.V. (“Mittal Steel”) today announces that it has initiated contact with the Chairman of Arcelor’s Board of Directors, Mr Joseph Kinsch, with a view to discussing the terms of an offer that could be recommended by Arcelor’s Board of Directors.

Despite several attempts, Mittal Steel has been unsuccessful in engaging Arcelor in a constructive dialogue at this stage.

Mittal Steel reiterates its desire to pursue the proposed combination between the two groups in an agreed and amicable way once the offer is formally open.

Commenting, Mr Lakshmi N. Mittal, Chairman and Chief Executive, said:

“We have said from the beginning of this transaction that we would like to enter into a friendly dialogue with Arcelor. With this in mind, we have made various efforts in recent weeks to initiate discussions and have indicated that, in the event of a recommended deal, we would be willing to revise our offer and make significant changes to our corporate governance.

“This move does not signify any belief that the underlying value of Arcelor has changed, but rather that additional value would be attached to a recommended offer.

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“I am disappointed that at this stage I do not discern a willingness on the part of Arcelor to enter into meaningful discussions to reach a recommended transaction, which would surely be in the best interests of all stakeholders.

“We remain completely resolute in our intention to pursue this transaction to its successful conclusion.”

Enquiries:

Nicola Davidson /Paul Weigh	Mittal Steel Company

+44 207 543 1162/1172

UK media:

Philip Gawith / Lydia Pretzlik	Maitland Consultancy

+44 20 7379 5151

US media

Gillian Angstadt	Abernathy McGregor

+1 212 371 5999

French media

Anne Meaux	Image Sept

+33 6 89 87 61 76

Mittal Steel will hold a press conference this morning at 10am at The Lanesborough Hotel on Hyde Park Corner, London.

Summary of Contacts

On 19th April, Mr Mittal telephoned Mr Kinsch stating Mittal Steel’s desire to engage in friendly discussions and to seek a meeting. Mr. Mittal also indicated a willingness to revise Mittal Steel’s proposal in return for a recommendation.

On 21st April, Mr Kinsch sent Mr Mittal an email asking for a written proposal before any meeting could take place. Mr Kinsch requested that such a proposal include a summary of the main elements relating to valuation, corporate governance, industrial plan, business plan, social plans and customer policy.

On 28th April, Mr Mittal sent Mr Kinsch a detailed letter addressing the areas raised by Mr Kinsch in his email. The letter reiterated that, in the context of a recommended transaction, Mittal Steel would be prepared to offer significant corporate governance changes, including the introduction of a single class of Mittal Steel shares, and to revise the terms of its offer.

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Mr Mittal also sent Mr Kinsch Mittal Steel’s full industrial plan for the merger describing its intentions for the integration of the two companies, a detailed review of its social commitments globally and a customer relationship policy statement.

On 4th May, Mr Kinsch responded to Mittal Steel’s proposal by not ruling out the possibility of discussions between the two companies under appropriate circumstances, but stating that Arcelor Board and Management:

-	believe Mittal Steel’s offer is wholly inadequate;
-	have significant concerns relating to the valuation of Mittal Steel’s shares;
-	question the merits of the proposed combination; and
-	consider that Mittal Steel’s industrial plan does not contain the specific elements of a business plan nor does it justify the strategic logic of a combination.

Furthermore Mr Kinsch stated that as a pre-condition for any meeting, Arcelor would need to receive the Mittal Steel business plan for a detailed review.

On 8th May, after close of the European markets, Mr Mittal placed a courtesy call to Mr Kinsch informing him that he would be receiving shortly Mittal Steel’s response to the his 4th May letter, which letter was sent out shortly thereafter, and that, in compliance with regulatory requirements, Mittal Steel would be issuing a press release regarding these exchanges on 9th May. Mr Mittal’s response letter to Mr Kinsch addressed again Mr Kinsch’s concerns. Mr Mittal stated that sharing a business plan at this time raises significant regulatory issues, including from a competition standpoint. He also stated that the level of detail and disclosure that Mittal Steel has provided in this area is unprecedented. Mr Mittal also said that Mittal Steel does not intend to revise its offer absent a recommendation. Shortly after Mr Mittal’s call, Mr Kinsch responded by email and Arcelor issued a press release providing its views as to the recent contacts.

Improvements proposed on 28th April in the context of a recommended offer

Board Composition: Enlargement of Mittal Steel’s Board of Directors to 14 members: 6 from Mittal Steel, 6 from Arcelor (including employee and Luxembourg government representation) and 2 independent directors, to be mutually agreed by Mittal Steel and Arcelor; these two directors would be of European industrial background to reinforce the European representation on the Board. The Board of Directors would have a majority of independent directors. Three committees of the Board would be maintained, namely Audit, Nomination and Remuneration.

Nomination Procedure and Term for Directors: Removal of the right of holders of Class B common shares to make binding nomination for appointments to the Mittal Steel Board of Directors. Directors to be elected by the general meeting of the shareholders, by a simple majority of the votes of all shareholders present or represented at the meeting, for a three-year term.

Voting Rights: Voting structure that satisfies two objectives: (1) a one share-one vote principle for all shareholders, and (2) rewarding long-term shareholder ownership and loyalty through enhanced voting power. The latter objective could be accomplished, for example, through the adoption of a structure where shares held beyond a certain period of time would have their voting rights doubled.

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Management Board: Management Board composed of 6 people of whom 3 from Mittal Steel and 3 from Arcelor.

Offer Value: In the context of a recommended transaction, Mittal Steel is prepared to revise the value of its offer. The extent of such revision would depend on the nature and extent of other changes to Mittal Steel’s overall proposal and, hence, on Mittal Steel’s ability to enter into discussions with representatives of the Board of Directors of Arcelor. Mittal Steel’s offer has already created significant value for both sets of shareholders.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the European regulators and the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all

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such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the websites of certain of the European regulators, the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.

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